UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Update on the Acquisition of Treasury Shares through Trust Agreements

On November 26, 2024, KB Financial Group Inc. (“KB Financial Group”) disclosed the interim results for its two currently ongoing share buyback programs. The first program commenced on August 26, 2024 through a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares within its profits available for dividends, as disclosed on July 23, 2024 (the “First Trust Agreement”), and the second program commenced on November 1, 2024, through a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares within its profits available for dividends, as disclosed on October 24, 2024 (the “Second Trust Agreement” and, together with the First Trust Agreement, the “Trust Agreements”).

Details of KB Financial Group’s treasury shares as of November 26, 2024 are as follows:

(1)	Treasury shares acquired pursuant to the First Trust Agreement from August 26, 2024 to November 26, 2024:

Type of Shares	Common Shares

Number of Shares Acquired	4,575,874

Average Acquisition Price per Share (Unit: KRW)	87,414

Total Acquisition Amount (Unit: millions of KRW)	400,000

Contracted Amount (Unit: millions of KRW)	400,000

(2)	Treasury shares acquired pursuant to the Trust Agreements as of November 26, 2024:

(Units: millions of KRW, shares)	First Trust Agreement		Second Trust Agreement

Date of Agreement	August 26, 2024		November 1, 2024

Contract Period	From	August 26, 2024	From	November 1, 2024
	To	March 4, 2025	To	April 30, 2025

Contracting Party	Samsung Securities Co., Ltd.		Samsung Securities Co., Ltd.

Contracted Amount (A)	400,000		100,000

Type of Shares Acquired	Common Shares		Common shares

Number of Shares Acquired	4,575,874		200,000

Total Acquisition Amount (B)	400,000		19,152

Total Acquisition Amount as a Percentage of the Contracted Amount (B/A)	100%		19%

(3)	Details of KB Financial Group’s treasury shares as of November 26, 2024:

Treasury shares held prior to the acquisition of shares under the Trust Agreements (A)	Type of Shares	Common Shares
	Number of Shares	14,262,733
	Percentage of Total Issued Shares(1)	3.62%
	Total Amount (Unit: millions of KRW)	1,101,297

Treasury shares acquired pursuant to the Trust Agreements (B)	Type of Shares	Common Shares
	Number of Shares Acquired	4,775,874
	Percentage of Total Issued Shares(1)	1.21%
	Contracted Amount (Unit: millions of KRW)	500,000

Total treasury shares held (A+B)	Type of Shares	Common Shares
	Number of Shares	19,038,607
	Percentage of Total Issued Shares(1)	4.84%
	Aggregate Amount (Unit: millions of KRW)(2)	1,601,297

Notes: (1)	Based on the total number of 393,528,423 shares of common stock issued.

(2)

The aggregate amount is based on the sum of the total amount held prior to the acquisition of shares under the Trust Agreements and the total contracted amount of shares to be acquired pursuant to the Trust Agreements.

The acquisition of treasury shares pursuant to the Second Trust Agreement is still ongoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 26, 2024	By:	/s/ Jae Kwan Kim
(Signature)

Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer